Exhibit 99.1

Sinovac Reports Unaudited Third Quarter 2016 Financial Results

BEIJING, Nov. 28, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited third quarter ended September 30, 2016.

Mr. Weidong Yin, Chairman, President and CEO of the Sinovac, commented, “Our third quarter revenue rebounded from a slower first half of the year, increasing 71.4% to $28.7 million from $16.8 million from the same period of 2015. The sales improvement was mainly attributable to the newly introduced EV71 vaccine product sales, which contributed approximately $16.5 million to our quarterly revenue, partially offset by Bilive and Anflu revenue decreases.”

“Vaccine deliveries resumed in the third quarter after the interpretation of new government regulation was issued in June, however we expect the market for conventional vaccines to take longer to fully recover. Our Bilive sales decline was due to increased sales returns as the delayed supply reduced the shelf life of the vaccine in the channel, while our Anflu sales decline was a result of less vaccine produced during this challenging environment.”

“We continued to make progress on our pipeline programs with the continuation of clinical trials of our varicella vaccine, Sabin IPV (sIPV) and pneumococcal polysaccharide vaccine (PPV). Heading into the fourth quarter, we expect EV71 vaccine sales to remain our leading revenue contributor,” concluded Mr. Yin.

Third Quarter 2016 Business Highlights

Marketing and Sales

As in prior years, Sinovac submitted bids of its Healive in Beijing, Shanghai, and Jiangsu Province, and Anflu in Beijing. Sinovac won the tenders to supply Beijing with Healive over the course of 2016 to 2018 and Anflu for 2016. The total value of the tenders was RMB 32 million ($4.8 million) for Healive and RMB 6.6 million ($1.0 million) for Anflu. Sinovac was selected to be the sole supplier of Healive to Shanghai for 2016 and the value of the contract is RMB 14.1 million ($2.1 million). Sinovac won the tender to supply Healive to Jiangsu for 2016 and the total value of the tender was RMB 13.2 million ($2.0 million).

Research and Development

Varicella – The vaccine candidate was approved to commence human clinical trials in 2015. The phase I trial was completed and the results demonstrated a positive safety profile of the vaccine candidate. The phase III trial commenced in the third quarter. A phase III trial measures efficacy and immunogenicity with a randomized, double-blind, parallel-treatment, placebo-controlled study in addition to safety. Over 6,000 subjects aged one to twelve years old were enrolled as volunteers for the phase III clinical trial. We expect the phase III clinical trial to be completed in the third quarter of 2017, after which the production license application will be filed with the CFDA.

sIPV – The Company initiated the phase I clinical trial in October 2016. The preliminary results show a positive safety profile of the vaccine candidate. After the results were collected, Sinovac recently commenced the phase II trial, which is designed to study the immunogenicity of vaccine candidates with different levels of dosage content for the dose selection, and to further observe the safety of the vaccine. The phase II clinical trial is expected to be completed in the third quarter of 2017.

Unaudited Financial Results for Third Quarter 2016

	2016Q3	% of Sales	2015Q3	% of Sales
(In $000 except percentage data)
Hepatitis A – Healive	6,872	23.9%	4,800	28.6%
Hepatitis A&B – Bilive	103	0.4%	3,701	22.1%
Hepatitis vaccines subtotal	6,975	24.3%	8,501	50.7%
Influenza vaccine	5,285	18.4%	8,032	47.9%
Enterovirus 71 vaccine	16,471	57.3%	-	-
Mumps vaccine	4	0.0%	231	1.4%
Regular sales	28,735	100.0%	16,764	100.0%
H5N1	-	-	-	-
Total sales	28,735	100.0%	16,764	100.0%
Cost of sales	5,705	19.9%	5,549	33.1%
Gross profit	23,030	80.1%	11,215	66.9%

Quarterly sales from continuing operations were $28.7 million compared to $16.8 million in the prior year period. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.

Gross profit from continuing operations was $23.0 million, compared to gross profit of $11.2 million in the prior year period. The increase was primarily due to the contribution of EV71 vaccine sales in the third quarter of 2016. Gross margin was 80.1%, compared to 66.9% in the prior year period.

Selling, general and administrative expenses in the third quarter of 2016 were $12.3 million, compared to $10.0 million in the same period of 2015. The Company’s selling, general and administrative expenses increased with the higher level of sales activity, and the Company also incurred a cost of $733 thousand relating to the proposed privatization of Sinovac.

R&D expenses in the third quarter of 2016 were $4.2 million, compared to $2.2 million in the same period of 2015. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccine projects in the third quarter of 2016.

Income from continuing operations was $4.3 million compared to a loss of $1.8 million in the prior year period. In addition, the third quarter of 2015 included a loss from discontinued operations of $183 thousand whereas no such income or loss was received in the third quarter of 2016.

Net income attributable to common shareholders was $3.2 million, or $0.06 per basic and diluted share, compared to net loss attributable to common shareholders of $1.6 million, or ($0.03) per basic and diluted share in the prior year period.

Non-GAAP EBITDA was $7.7 million in the third quarter of 2016, compared to $721 thousand in the prior year period. Non-GAAP net income from continuing operations in the third quarter of 2016 was $4.6 million, compared to a net loss of $1.2 million in the prior year period. Non-GAAP diluted earnings per share from continuing operations in the third quarter of 2016 was $0.06, compared to net loss of $0.01 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Unaudited Financial Results for nine months ended September 30, 2016

	2016.1-9	% of Sales	2015.1-9	% of Sales
(In $000 except percentage data)
Hepatitis A – Healive	11,397	27.8%	16,185	36.4%
Hepatitis A&B – Bilive	(1,040)	(2.5)%	17,972	40.4%
Hepatitis vaccines subtotal	10,357	25.3%	34,157	76.8%
Influenza vaccine	5,995	14.6%	9,144	20.6%
Enterovirus 71 vaccine	18,033	43.9%	-	-
Mumps vaccine	289	0.6%	1,161	2.6%
Regular sales	34,674	84.4%	44,462	100.0%
H5N1	6,392	15.6%	-	-
Total sales	41,066	100.0%	44,462	100.0%
Cost of sales	14,068	34.3%	11,140	25.1%
Gross profit	26,998	65.7%	33,322	74.9%

Sales from continuing operations were $41.1 million for the nine months ended September 30, 2016, a decrease of 7.6% from $44.5 million in the prior year period. Excluding H5N1 revenue, sales from continuing operations were $34.7 million for nine months ended September 30, 2016, a decrease of 22.0% from $44.5 million in the prior year period. The sales decrease was due to lower sales to customers in the first half of 2016 and an increase in sales returns as a result of the vaccine incident in Shandong province.

Gross profit from continuing operations was $27.0 million, a decrease of 19.0% from $33.3 million in the prior year period. Gross margin was 65.7%, compared to 74.9% in the prior year period. Excluding H5N1, gross margin was 67.0% for the nine months ended September 30, 2016, compared to 75.5% in the prior year period. The decrease was mainly due to a higher inventory provision provided for hepatitis A&B and mumps vaccines, higher idle capacity costs charged to cost of sales, and a negative gross profit for the hepatitis A&B vaccine due to higher sales returns provision provided in the period.

Selling, general and administrative expenses for the nine months ended September 30, 2016 were $26.7 million, compared to $25.8 million in the same period of 2015.

R&D expenses for the nine months ended September 30, 2016 were $9.1 million, compared to $6.6 million in the same period of 2015. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccines and the MMR vaccine project.

Net loss from continuing operations was $9.9 million, compared to $749 thousand in the prior year period. Net income from discontinued operations was $2.3 million, compared to a net loss of $619 thousand in the prior year period.

Net loss attributable to common shareholders was $5.0 million or ($0.09) per basic and diluted share for the nine months ended September 30, 2016, compared to net loss attributable to common shareholders of $1.6 million, or ($0.03) per basic and diluted share for the nine months ended September 30, 2015.

Non-GAAP EBITDA was negative $4.3 million for nine months ended September 30, 2016, compared to $6.7 million in the prior year period. Non-GAAP net loss from continuing operations for the nine months ended September 30, 2016 was $8.5 million, compared to a net income of $168 thousand in the prior year period. Non-GAAP diluted net loss per share from continuing operations for the nine months ended September 30, 2016 was $0.11, compared to $0.00 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of September 30, 2016, cash and cash equivalents totaled $54.3 million, compared to $63.8 million as of December 31, 2015. For the nine months ended September 30, 2016 net cash used in operating activities was $15.5 million. Net cash used in investing activities was $7.4 million, which was for the purchase of equipment. Net cash provided by financing activities was $13.9 million, including loan proceeds of $35.0 million and loan repayment of $21.3 million. As of September 30, 2016, the Company had $29.4 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months. The Company will seek new commercial bank loans to finance the commercialization of its pipeline products and for other operational purposes when appropriate.

Update on Consideration of “Going Private” Proposals

An independent special committee of the Company’s Board of Directors is continuing its work to consider and evaluate competing proposals to privatize the Company.  As disclosed previously, the Company’s Board of Directors formed the special committee following the receipt of a non-binding “going private” proposal, dated January 30, 2016, from Mr. Weidong Yin, chairman, president and chief executive officer of the Company, and SAIF Partners IV L.P. and/or its affiliates. Subsequently, the special committee received a non-binding competing “going private” proposal, dated February 3, 2016, from a consortium comprised of PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., Shandong Sinobioway Biomedicine Co., Ltd., CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., Beijing Sinobioway Group Co., Ltd., Heng Feng Investments (International) Limited and Fuerde Global Investment Limited.

The special committee has implemented a customary process to ensure a fair assessment of both proposals.  The special committee continues to carefully consider and evaluate both proposals with the assistance of the special committee’s financial and legal advisors.

No final decisions have been made with respect to either proposal, and there can be no assurance that any definitive and binding offer will be made, that any agreement will be executed or that either proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

Conference Call Details

Sinovac will host a conference call on Monday, November 28, 2016, at 8:00 a.m. EDT (Monday, November 28 at 9:00 p.m. China Standard Time) to review the Company’s financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available after the earnings call through December 12, 2016. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13650180.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 is ready for market launch. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of stock-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before stock-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	September 30, 2016	December 31, 2015
Current assets	(Unaudited)
Cash and cash equivalents	$54,316	$63,834
Restricted cash	311	1,626
Accounts receivable – net	47,540	39,021
Inventories	19,568	18,685
Prepaid expenses and deposits	1,136	958
Deferred tax assets	3,070	2,603
Current assets held for sale	-	1,797
Total current assets	125,941	128,524

Property, plant and equipment	67,015	63,940
Prepaid land lease payments	9,116	9,574
Long-term inventories	83	-
Long-term prepaid expenses	24	25
Prepayments for acquisition of equipment	1,111	328
Deferred tax assets	428	593
Total assets	203,718	202,984

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt	29,445	21,775
Loan from a non-controlling shareholder	2,399	2,470
Accounts payable and accrued liabilities	26,029	22,524
Income tax payable	776	1,643
Deferred revenue	141	8,144
Deferred government grants	7,188	1,202
Current liabilities held for sale	-	243
Total current liabilities	65,978	58,001

Deferred government grants	3,366	4,730
Long-term bank loans	5,950	756
Deferred revenue	93	-
Other non-current liabilities	734	756
Total long-term liabilities	10,143	6,242

Total liabilities	76,121	64,243

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	57	57
Additional paid-in capital	111,097	109,944
Accumulated other comprehensive income	3,687	8,110
Statutory surplus reserves	13,450	13,450
Accumulated deficit	(13,326)	(8,281)
Total shareholders' equity	114,965	123,280

Non-controlling interests	12,632	15,461
Total equity	127,597	138,741
Total liabilities and equity	$203,718	$202,984

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Sales	$28,735	$16,764	$41,066	$44,462
Cost of sales	5,705	5,549	14,068	11,140
Gross profit	23,030	11,215	26,998	33,322

Selling, general and administrative expenses	12,280	9,959	26,744	25,779
Provision for doubtful accounts	489	413	1,054	496
Research and development expenses	4,218	2,215	9,069	6,625
Loss (gain) on disposal of property, plant and equipment	308	(11)	429	(26)
Government grants recognized in income	(329)	(58)	(813)	(501)
Total operating expenses	16,966	12,518	36,483	32,373
Operating income (loss)	6,064	(1,303)	(9,485)	949

Interest and financing expenses	(352)	(493)	(1,136)	(1,502)
Interest income	139	233	592	948
Other income (expense)	(22)	33	214	114
Income (loss) from continuing operations before income taxes	5,829	(1,530)	(9,815)	509
Income tax benefit (expense)	(1,547)	(267)	(55)	(1,258)
Income (loss) from continuing operations	4,282	(1,797)	(9,870)	(749)
Income (loss) from discontinued operations, net of tax of nil	-	(183)	2,338	(619)
Net Income (loss)	4,282	(1,980)	(7,532)	(1,368)
Less: Loss (income) attributable to the non-controlling interests	(1,077)	382	2,487	(210)
Net Income (loss) attributable to shareholders of Sinovac	3,205	(1,598)	(5,045)	(1,578)

Income (loss) from continuing operations	4,282	(1,797)	(9,870)	(749)
Other comprehensive income (loss) from continuing operations, net of tax of nil
Foreign currency translation adjustments	(464)	(2,739)	(2,907)	(2,674)
Comprehensive income (loss) from continuing operations	3,818	(4,536)	(12,777)	(3,423)

Income (loss) from discontinued operations	-	(183)	2,338	(619)
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments	-	(82)	(1,857)	(92)
Comprehensive income (loss) from discontinued operations	-	(265)	481	(711)

Comprehensive income (loss)	3,818	(4,801)	(12,296)	(4,134)
Less: comprehensive loss (income) attributable to non-controlling interests	(1,008)	700	2,828	96
Comprehensive income (loss) attributable to shareholders of Sinovac	$2,810	$(4,101)	$(9,468)	$(4,038)

Earnings (loss) per share
Basic net income (loss) per share:
Continuing operations	0.06	(0.03)	(0.13)	(0.02)
Discontinued operations	0.00	0.00	0.04	(0.01)
Basic net income (loss) per share	0.06	(0.03)	(0.09)	(0.03)

Diluted net income (loss) per share:
Continuing operations	0.06	(0.03)	(0.13)	(0.02)
Discontinued operations	0.00	0.00	0.04	(0.01)
Diluted net income (loss) per share	0.06	(0.03)	(0.09)	(0.03)

Weighted average number of shares of
Basic	56,968,033	56,424,587	56,937,573	56,126,013
Diluted	57,016,036	56,424,587	56,937,573	56,126,013

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Cash flows provided by (used in) operating activities
Net income (loss)	$4,282	$(1,980)	$(7,532)	$(1,368)
Less: Income (loss) from discontinued operations-net of tax	-	(183)	2,338	(619)
Income (loss) from continuing operations	4,282	(1,797)	(9,870)	(749)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	(466)	(465)	(398)	234
- Stock-based compensation	315	316	947	637
- Inventory provision	450	(42)	3,201	499
- Provision for doubtful accounts	489	413	1,054	496
- Loss (gain) on disposal and impairment of property, plant and equipment	308	(11)	429	(26)
- Government grants recognized in income	(329)	(58)	(813)	(501)
- Research and development expenditures qualified for government grant	(350)	-	(350)	-
- Depreciation of property, plant and equipment and amortization of licenses	1,223	1,643	4,097	4,953
- Amortization of prepaid land lease payments	61	65	187	197
- Accretion expenses	-	31	-	90
Changes in:
- Accounts receivable	(18,806)	(3,826)	(10,505)	(7,439)
- Inventories	1,485	1,842	(4,828)	(3,252)
- Income tax payable	2,009	(415)	(831)	(797)
- Prepaid expenses and deposits	(358)	112	(242)	610
- Deferred revenue	(236)	(12)	(7,804)	(1,116)
- Accounts payable and accrued liabilities	2,655	(897)	2,958	(4,037)
- Deferred government grants	6,080	389	6,111	398
- Restricted cash	1,286	-	1,286	-
- Other non-current liabilities	-	6	-	6
Net cash provided by (used in) operating activities from continuing operations	98	(2,706)	(15,371)	(9,797)
Net cash used in operating activities from discontinued operations	-	(143)	(95)	(823)
Net cash provided by (used in) operating activities	98	(2,849)	(15,466)	(10,620)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	12,329	2,433	34,983	14,389
- Repayments of bank loans	(3,531)	(8,673)	(21,282)	(37,214)
- Proceeds from issuance of common stock,	54	51	182	551
net of share issuance costs
- Proceeds from shares subscribed	(12)	(9)	24	-
Net cash provided by (used in) financing activities	8,840	(6,198)	13,907	(22,274)

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(3,611)	(528)	(8,222)	(3,373)
- Proceeds from disposal of subsidiary	-	-	875	-
Net cash used in investing activities from continuing operations	(3,611)	(528)	(7,347)	(3,373)
Net cash used in investing activities from discontinued operations	-	-	(9)	-
Net cash used in investing activities	(3,611)	(528)	(7,356)	(3,373)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(229)	(821)	(746)	(891)

Increase (decrease) in cash and cash equivalents, including cash classified within current assets held for sale	5,098	(10,396)	(9,661)	(37,158)
Less: Net decrease in cash classified within current assets for sale	-	73	(143)	(67)
Increase (decrease) in cash and cash equivalents	5,098	(10,469)	(9,518)	(37,091)

Cash and cash equivalents, beginning of period	49,218	64,671	63,834	91,293

Cash and cash equivalents, end of period	$54,316	$54,202	$54,316	$54,202

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Income (loss) from continuing operations	4,282	(1,797)	(9,870)	(749)
Adjustments:
Stock-based compensation	315	316	947	637
Depreciation and amortization	1,284	1,708	4,284	5,150
Interest and financing expenses, net of interest income	213	260	544	554
Net other (income) expense	22	(33)	(214)	(114)
Income tax (benefit) expense	1,547	267	55	1,258
Non-GAAP EBITDA	7,663	721	(4,254)	6,736

Income (loss) from continuing operations	4,282	(1,797)	(9,870)	(749)
Add: Foreign exchange loss (gain)	38	302	441	280
Add: Stock-based compensation	315	316	947	637
Non-GAAP net income (loss) from continuing operations	4,635	(1,179)	(8,482)	168

Net Income (loss) from continuing operations attributable to shareholders of Sinovac	3,205	(1,415)	(7,383)	(959)
Add: Non-GAAP adjustments to net income from continuing operations	353	618	1,388	917
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	3,558	(797)	(5,995)	(42)

Weighted average number of shares on a diluted basis	57,016,036	56,424,587	56,937,573	56,126,013
Diluted earnings (loss) per share from continuing operations	0.06	(0.03)	(0.13)	(0.02)
Add: Non-GAAP adjustments to net income per share from continuing operations	0.00	0.02	0.02	0.02
Non-GAAP Diluted EPS from continuing operations	0.06	(0.01)	(0.11)	0.00